Mail Stop 3561

May 1, 2007

<u>Via U.S. Mail</u>

Mr. C. Richard Reese
Chief Executive Officer
Iron Mountain Incorporated
745 Atlantic Avenue
Boston, Massachusetts 02111

       RE: **Iron Mountain Incorporated**
                Form 10-K for the year ended December 31, 2006
                Filed March 1, 2007
                File No. 001-13045

Dear Mr. Reese:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief